EXHIBIT 21.1

Names of Subsidiaries		State of Incorporation/ Organization	Name Under Which Business is Done

1.	Camden Operating, L.P.	Delaware	Camden Operating, L.P.

2.	Camden USA, Inc.	Delaware	Camden USA, Inc.

3.	Camden Development, Inc.	Delaware	Camden Development, Inc.

4.	Camden Realty, Inc.	Delaware	Camden Realty, Inc.

5.	Camden Builders, Inc.	Delaware	Camden Builders, Inc.

6.	Camden Summit, Inc.	Delaware	Camden Summit, Inc.

7.	Camden Summit Partnership, L.P.	Delaware	Camden Summit Partnership, L.P.

8.	Summit Management Company	Maryland	Summit Management Company

9.	Summit Apartment Builders, Inc.	Florida	Summit Apartment Builders, Inc.